EDSO Inc
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (22,106)	$ (1,386)
Changes in operating assets and liabilities:		
Net cash used in operating activities	(22,106)	(1,386)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	-	397
Founder Investment	22,106	989
Net cash provided by financing activities	22,106	1,386
Net cash increase for period	-	-
Cash at beginning of period	-	-
Cash at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -